Exhibit 21.1

TPG PACE TECH OPPORTUNITIES CORP.

Subsidiaries

Company	Jurisdiction of Organization
TPG Pace Tech Merger Sub LLC	Delaware

TPG Pace Blocker Merger Sub I Inc.	Delaware

TPG Pace Blocker Merger Sub II Inc.	Delaware